FY2006 Consolidated Financial Results
                     (Prepared in accordance with U.S. GAAP)
                           (Year ended March 31, 2007)

                                                                  April 25, 2007

Company name                  : Advantest Corporation
                                (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which
shares are listed             : First section of the Tokyo Stock Exchange
Stock code number             : 6857
Company representative        : Toshio Maruyama, Representative Board Director,
                                President and CEO
Contact person                : Hiroshi Nakamura, Executive Officer, Vice
                                President of the Corporate Affairs Group
                                (03) 3214-7500
Date of general
shareholders' meeting
(as planned)                  : June 27, 2007
Dividend payable date
(as planned)                  : June 28, 2007
Annual report filing date
(as planned)                  : June 28, 2007

                                                                                                (Rounded to the nearest million yen)

1. Consolidated Results of FY2006 (April 1, 2006 through March 31, 2007)

(1)   Consolidated Financial Results

                                                                               (% changes as compared with the previous fiscal year)
          --------------------------  ---------------------------   --------------------------    ----------------------------------
               Net sales                 Operating income              Income before income               Net income
                                                                             taxes
          --------------------------  ---------------------------   --------------------------    ----------------------------------
                          % increase                   % increase                   % increase                    % increase
          Million yen     (decrease)   Million yen     (decrease)   Million yen     (decrease)    Million yen     (decrease)

FY2006      235,012          (7.4)        56,792         (11.9)        61,090          (9.4)         35,556          (14.1)
FY2005      253,922           6.0         64,458           6.2         67,454           9.1          41,374            8.7
------    --------------------------  ---------------------------   --------------------------    ----------------------------------


        ------------------      --------------------     ---------------    ----------------------       --------------------------
                                                                               Ratio of income           Ratio of operating
        Net Income per          Net income per share     Net income to      before taxes to total               income
         share (basic)                (diluted)           equity ratio             assets                    to net sales
        ------------------      --------------------     ---------------    ----------------------       --------------------------
             Yen                        Yen                     %                     %                           %

FY2006      190.01                     188.85                 12.9                  17.0                           24.2
FY2005      223.17                     221.98                 17.8                  20.8                           25.4
        ------------------      --------------------     ---------------    ----------------------       --------------------------
(Note) Equity in earnings(losses) of equity method affiliates: (Y)(14) million in FY2006, none in FY2005

(2) Consolidated Financial Position

-------- ---------------------------- -------------------------- -------------------------------- ---------------------------------
               Total assets                   Net assets               Equity-to-assets ratio               Net assets
                                                                                                            per share
-------- ---------------------------- -------------------------- -------------------------------- ---------------------------------
               Million yen                    Million yen                          %                             Yen

FY2006           366,374                         294,797                        80.5                          1,570.99
FY2005           350,776                         257,927                        73.5                          1,381.85
-------- ---------------------------- -------------------------- -------------------------------- ---------------------------------

(3) Consolidated Cash Flows

-------- ---------------------------- -------------------------- -------------------------------- ---------------------------------
               Cash flows from               Cash flows from               Cash flows from               Cash and cash equivalents
             operating activites           investing activities         financing activities                  at end of period
-------- ---------------------------- -------------------------- -------------------------------- ---------------------------------
                Million yen                   Million yen                    Million yen                       Million yen

FY2006             48,951                       (8,013)                       (3,662)                            196,395
FY2005             59,480                       (8,542)                      (18,336)                            157,925
-------- ---------------------------- -------------------------- -------------------------------- ---------------------------------

(Note) On October 1, 2006, a one to two stock split was made to shares of the common stock. Per share information for each period is calculated based on the assumption that the stock split was made at the beginning of the previous fiscal year.


2. Dividends


----------------------------------------------------------------------    -----------------   --------------    -------------------
                        Dividend per share                                                                         Ratio of total
----------------------------------------------------------------------     Total dividend      Payout ratio          amount of
(Record Date)          Interim          Year end          Annual total      paid (annual)     (consolidated)     dividends to net
                                                                                                                      assets
                                                                                                                  (consolidated)
----------------------------------------------------------------------    -----------------   --------------    -------------------
                         yen              yen                 yen            Million yen             %                   %

FY2005                  25.00               45.00            70.00              6,513              15.7                 2.8
FY2006                  35.00               32.50            67.50              9,373              26.3                 3.4
----------------------------------------------------------------------    -----------------   --------------    -------------------
FY2007                  25.00               25.00            50.00                                 23.5
(forecast)
----------------------------------------------------------------------    -----------------   --------------    -------------------

(Note) On October 1, 2006, a one to two stock split was made to shares of the common stock. The year end dividend per share for
       FY2006 prior to the stock split is valued at (Y) 65, and the aggregate amount of the dividend per share is valued at (Y)100, an increase in dividend payment of (Y)30 as compared to the previous fiscal year.


3. Projected Results for FY2007 (April 1, 2007 through March 31, 2008)

                     (% changes as compared with the previous fiscal year and the corresponding period of the previous fiscal year)
---------------- ----------------------- ----------------------- ----------------------- ----------------------- ------------------
                                                                  Income before income                             Net income per
                       Net sales            Operating income             taxes                  Net income         share (diluted)
---------------- ----------------------- ----------------------- ----------------------- ----------------------- ------------------
                             % increase              % increase              % increase              % increase
                 Million yen  (decrease) Million yen  (decrease) Million yen  (decrease) Million yen  (decrease)          Yen
FY2007 interim     120,000      (0.4)      26,000      (19.3)      27,000       (20.5)      17,500       (21.2)          93.26
FY2007             255,000       8.5       60,000        5.6       62,000         1.5       40,000        12.5          213.16
---------------- ----------------------- ----------------------- ----------------------- ----------------------- ------------------


4. Others
(1) Material changes in Subsidiaries during this fiscal period (Changes in Scope of consolidation resulting from changes in subsidiaries): None

(2) Changes in Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements
   (1) Changes based on revisions of accounting standard: Yes
   (2) Changes other than (1) above: None
(Note) Please see "Significant Accounting Policies" on page 16 for details.

(3) Number of issued and outstanding shares (Common Stock)
    (1) Number of issued and outstanding shares at the end of each fiscal year (including treasury shares): FY2006 199,566,770 shares, FY2005 199,566,770 shares.
    (2) Number of treasury shares at the end of each fiscal year:
    FY2006 11,916,485 shares, FY2005 12,913,472 shares.
    (3) Average number of issued and outstanding shares in each fiscal year:
    FY2006 187,128,842 shares, FY2005 185,389,026 shares.

(Note) 1. For the number of shares used to calculate net income per share, please see "Per Share Information" on page 22.

       2. On October 1, 2006, a one to two stock split was made to shares of the common stock. Per share information for each period is calculated based on the number of issued and outstanding shares after such stock split.

(Reference) Selected Non-Consolidated Financial Data

1.   Non-consolidated Results of FY2006 (April 1, 2006 through March 31, 2007)
(1)  Non-Consolidated Financial Results

                                                                                                   (Truncated after the million yen)
                                                                               (% changes as compared with the previous fiscal year)
------- --------------------------- ----------------------------- --------------------------- -------------------------------------
               Net sales                 Operating income              Income before income               Net income
                                                                             taxes
------- --------------------------- ----------------------------- --------------------------- -------------------------------------
                        % increase                   % increase                   % increase                    % increase
         Million yen     (decrease)   Million yen     (decrease)   Million yen     (decrease)    Million yen     (decrease)

FY2006      197,753         (9.2)        41,503         (16.6)        43,638          (19.0)         29,436          (16.5)
FY2005      217,688          7.1         49,746          18.7         53,878           24.2          35,273           24.1
------- --------------------------- ----------------------------- --------------------------- -------------------------------------


------- -------------------------- -------------------------
          Net income per share        Net income per share
                (basic)                     (diluted)
------- -------------------------- -------------------------

                               Yen                      Yen

FY2006       157.31                      156.34
FY2005       378.34                      376.33
------- --------------------------- ------------------------

(Note) On October 1, 2006, a one to two stock split was made to shares of the common stock. Basic net income per share and diluted net income per share for FY2005 were calculated based on the number of issued and outstanding shares before such stock split. Retrospectively applying the effect of the stock split as at the beginning of the fiscal year, basic net income per share would be (Y)189.17 and diluted net income per share would be
       (Y)188.16.

(2)   Non-consolidated Financial Position


------- -------------------------- -------------------------- -------------------------------- ------------------------------------
                 Total assets                Net assets               Equity-to-assets ratio                 Net assets
                                                                                                             per share
------- -------------------------- -------------------------- -------------------------------- ------------------------------------
                  Million yen                Million yen                       %                                Yen

FY2006             289,697                       224,805                      76.8                            1,185.55
FY2005             274,538                       197,226                      71.8                            2,111.11
------- -------------------------- -------------------------- -------------------------------- ------------------------------------

(Reference) Total equity: FY2006 (Y)222,468 million, FY2005 (Y)197,226 million
(Note) On October 1, 2006, a one to two stock split was made to shares of the common stock. Net assets per share for FY2005 were calculated based on the number of issued and outstanding shares before such stock split. Retrospectively applying the effect of the stock split as at the beginning of the fiscal year, net assets per share would be (Y)1,055.55.

     For assumptions underlying the forecast and other related items, please see page 4 of the attachment, "1. Business Results"

         Cautionary Statement with Respect to Forward-Looking Statements

     This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                                  Advantest Corporation - Consolidated (FY2006)
1.   Business Results

(1) Analysis of Business Results
Fiscal Year Results
-------------------

     During the fiscal year, Advantest's operating environment remained mostly steady, supported by an increase in demand in flat-panel TVs and game devices, even though substantial decline in the price of flash memory semiconductors led some semiconductor manufacturers to restrict their capital expenditures. Furthermore, favorable factors for Advantest included increased investments by semiconductor manufacturers with respect to 300 mm wafer manufacturing capacity, as well as increased capital expenditures by DRAM semiconductor manufacturers from the second half of the fiscal year, in preparation for the launch of sales of computers equipped with a new operating system.

     In light of this environment, Advantest made concentrated efforts to increase orders received and expand sales with a focus on providing quality products and services and comprehensive test solutions that meet various kinds of customer demands. Advantest continued to make efforts to implement a thorough inventory control based on the just-in-time production system, to improve the quality of products and to reduce costs.

     As a result of the above, as compared to the previous fiscal year, orders received decreased by 6.4% to (Y)242.9 billion. Net sales decreased by 7.4% to
(Y)235.0 billion, income before income taxes for the fiscal year decreased by 9.4% to (Y)61.1 billion, and net income for the fiscal year decreased by 14.1% to (Y)35.6 billion. Overseas sales as a percentage of total sales were 69.0%, as compared with 68.0% in the previous fiscal year.

[Condition of Business by Segment]
(Semiconductor and Components Test System Segment)

     In this segment, although capital expenditures for non memory semiconductors, which were positive in the previous fiscal year, stagnated, capital expenditures for DRAM semiconductors has increased since the second half of the fiscal year, resulting in an overall steady growth.

     In the memory test system market, the price of the DRAM semiconductors remained mostly stable throughout the fiscal year. Furthermore, investments in Korea and Taiwan with respect to DDR2-SDRAM semiconductors that are used in personal computers with a new operating system have rapidly increased since the second half of the fiscal year. Consequently, sales of test systems for high speed memory semiconductors remained positive. On the other hand, sales of test systems for flash memory semiconductors decreased from the second half of the fiscal year, due to the decline in capital expenditures of semiconductor manufacturers resulting from the substantial decrease in the price of flash memory semiconductors.

     In the market of non-memory semiconductor test system, sales of test systems for semiconductors for digital consumer devices remained steady. However, sales of T2000, a test system for micro processing units (MPU), which was positive in the previous fiscal year, decreased due primarily to a decrease in capital expenditures of Advantest's major customers. Similarly, sales of test systems for LCD driver IC, which was positive in the previous fiscal year, started to decrease as a result of the adjustment of liquid crystal display panel inventories.

     As a result of the above, orders received was (Y)175.1 billion (10.5% decrease in comparison to the previous fiscal year), sales was (Y)167.8 billion (12.3% decrease) and operating income was (Y)48.6 billion (15.5% decrease).

                                                 Advantest Corporation (FY2006)

(Mechatronics System Segment)

     Although sales of non-memory semiconductor test handlers decreased, sales of memory semiconductor test handlers remained positive throughout the fiscal year. In addition, sales of device interface products, especially those targeting memory semiconductors, were positive.

     As a result of the above, orders received was (Y)54.9 billion (10.8% increase in comparison to the previous fiscal year), sales was (Y)52.0 billion (7.8% increase) and operating income was (Y)13.6 billion (14.0% increase).

(Services, Support and Others Segment)

     In this segment, orders input received was (Y)18.0 billion (6.4% decrease in comparison with the previous fiscal year), sales was (Y)18.3 billion (3.9% decrease) and operating income was (Y)2.9 billion (25.5% decrease).

Prospects for the Upcoming Fiscal Year
--------------------------------------

     With respect to its operations in the upcoming fiscal year, Advantest expects that personal computers with a new operating system will be increasingly accepted in the market. This is expected to continue to stimulate capital expenditures in DDR2-SDRAM semiconductors which are used in the new operating system, as well as revitalize capital expenditures for MPUs which are crucial to these computers. In the field of digital consumer devices, it is expected that demand for mobile devices with advanced functions will grow and investment for increased production of flat-panel TVs will increase, with a view to meeting customer demand in the foresight of the 2008 Beijing Olympics.

     Accordingly, Advantest's operating environment is becoming more favorable. Yet, Advantest's results may be impacted by restrained capital expenditures as a result of aggrevated supply and demand balance (which is an issue unique to the semiconductor market), increased prices of raw materials, currency risk and strengthened downward pressure on prices as a result of the above factors. As a result of the above, Advantest's current business outlook for the upcoming fiscal year are described below.

     Net sales is expected to increase by 8.5% to (Y)255.0 billion, income before income tax for this fiscal year is expected to increase by 1.5% to
(Y)62.0 billion; and net income is expected to increase by 12.5% to (Y)40.0 billion.

(2) Financial Condition

<1> Assets, Liabilities and Net Assets

     Total assets at the fiscal year end is (Y)366.4 billion, an increase of
(Y)15.6 billion compared to the previous fiscal year, due primarily to an increase of (Y)38.5 billion in cash and cash equivalents and a decrease of
(Y)15.3 billion in account receivable compared to the previous fiscal year. Total liabilities are (Y)71.6 billion, a decrease of (Y)21.3 billion compared to the previous fiscal year, due primarily to a decrease in income taxes payable (by (Y)10.6 billion) and a decrease in accounts payable (by (Y)3.5 billion). Shareholders' equity is (Y)294.8 billion. Equity to Assets ratio is 80.5%, an increase by 7.0 point.

<2> Cash Flow Condition

     Cash and cash equivalents held at March 31, 2007 were (Y)196.4 billion, an increase of (Y) 38.5 billion from March 31, 2006.

                                                 Advantest Corporation (FY2006)

     Significant cash flows during this fiscal year and their causes are described below.

     Net cash provided by operating activities was (Y)49.0 billion. This amount was primarily attributable to a net income of (Y)35.6 billion and decrease of
(Y)15.6 in accounts receivable.

     Net cash used in investment activities was an outflow of (Y)8.0 billion. This amount was primarily attributable to capital expenditures of (Y)7.5 billion, including capital expenditures related to equipment for leasing.

     Net cash used in financing activities was an outflow of (Y)3.7 billion. This amount was primarily attributable to dividend payments in the amount of
(Y)7.5 billion offset by proceeds from sale of treasury stock in the amount of
(Y)3.9 billion.

The following table illustrates the historical movements of certain cash flow indexes:

------------------------------------- ------------ -------------- -------------- -------------- -------------
                                         FY2002        FY2003         FY2004         FY2005        FY2006
------------------------------------- ------------ -------------- -------------- -------------- -------------
Stockholders' equity ratio (%)             74.9          67.0           69.7           73.5          80.5
------------------------------------- ------------ -------------- -------------- -------------- -------------
Stockholders' equity ratio based on
market prices (%)                         147.4         253.4          256.0          373.3         267.9
------------------------------------- ------------ -------------- -------------- -------------- -------------
Debt to annual cash flow ratio (%)        543.6          87.4           22.2            0.1           0.1
------------------------------------- ------------ -------------- -------------- -------------- -------------
Interest coverage ratio (times)            10.1          59.7          202.1          148.5       3,094.7
------------------------------------- ------------ -------------- -------------- -------------- -------------

Stockholders' equity ratio: stockholders' equity / total assets

Stockholders' equity ratio based on market prices: market capitalization / total assets

Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows

Interest coverage ratio: operating cash flows / interest payments

(Notes)   1. These indexes are calculated using U.S. GAAP figures.
          2. Market capitalization is calculated based on issued and outstanding shares excluding treasury stock.
          3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
          4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.

(3) Distribution of Profits, Distribution for FY2006 and Distribution Forecast for FY2007

     Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority. Accordingly, Advantest engages in active distribution of profits based on business performance.

     With respect to the distribution of the surplus, Advantest makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid- to long-term business development. While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.

     Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company's business position and enhance its corporate value.

     In order to maintain capital strategies responsive to changes in the operating environment, Advantest plans to decide obtaining more treasury shares by taking into account factors such as stock price trend, capital efficiency and cash flow.

                                                 Advantest Corporation (FY2006)

     In this fiscal year, Advantest decided, pursuant to the above profit distribution policy, to distribute a year end dividend of (Y)32.50, an increase of (Y)15 from its previous forecast of (Y)17.50 per share. Since Advantest has paid an interim dividend of (Y)35 on December 1, 2006, the total dividend per share for the fiscal year is expected to be (Y)67.50.

     On October 1, 2006, pursuant to the July 26, 2006 board resolution, a one to two stock split was made to shares of the common stock owned as of September 30, 2006. Accordingly, the year end dividend per share prior to the stock split is valued at (Y)65, and the aggregate amount of the dividend per share is valued at (Y)100, and increase in dividend payment of (Y)30 as compared to the previous fiscal year.

     Advantest plans to submit a proposal with respect to the above respective amount of dividends for shareholders' approval at its Sixty-Fifth Ordinary General Meeting of Shareholders to be held in late June 2007.

     In the fiscal year 2007, Advantest plans to distribute an annual dividend of (Y)50 per share ((Y)25 per share as an interim dividend).


2.   Corporate Structure

     There are no material changes from the information in "Business structure (Description of business)" and "Organizational Structure" of the Annual Securities Report filed with the Director of the Kanto Local Finance Bureau on June 28, 2006.


3.   Management Policy

(1) Advantest's Basic Management Policy

Fiscal Period Results
-----------------------------

     Advantest believes that its philosophy of management is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

(2) Target Financial Index

     Advantest applies the "AVA" (Advantest Value Added), a financial index incorporating the concept of EVA(R) (Economic Value Added) *(1), as a significant performance indicator, along with profit margin, ROE and cash flows, to measure its business performance. Specifically, Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to increase corporate value and shareholder value.

     *(1)"EVA(R)" is a registered trademark of Stern Stewart & Co.

(3) Mid-and-long term Business Strategy and Issues to be addressed

     While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation. To achieve these objectives, Advantest promotes to further strengthen its product development operations and improve production efficiency by focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

                                                 Advantest Corporation (FY2006)

     Furthermore, Advantest seeks to increase the level of customer satisfaction by maximizing the functions of our test systems and by providing them with a solution to improve business efficiency for all types of businesses.

     In October 2005, Advantest launched a company-wide initiative called "Activate 21" to promote reforms that emphasize cost and efficiency from a global perspective, which will continue until the end of FY2008.


                                                                                                   Advantest Corporation (FY2006)

4. Consolidated Financial Statements and other information

  (1) Consolidated Balance Sheets
=================================================================================================================================
                                                                                                                 as compared to
                                                            FY2005                          FY2006               the previous
                                                    (As of March 31, 2006)          (As of March 31, 2007)        fiscal year
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Increase
                                                Amount            percentage       Amount         percentage       (decrease)
                                           (in million yen)          (%)      (in million yen)       (%)        (in million yen)
=================================================================================================================================

(Assets)

     Cash and cash equivalents                 157,925                            196,395

     Trade accounts receivable, less
       allowance for doubtful accounts          69,567                             54,264

     Inventories                                29,911                             31,976

     Deferred tax assets                        13,708                              9,215

     Other current assets                        4,522                              2,958
                                             ----------                          ----------                       ---------
         Total current assets                  275,633              78.6          294,808           80.5           19,175

     Investment securities                      12,273               3.5           11,370            3.1

     Property, plant and equipment, net         50,793              14.5           49,650           13.6

     Deferred tax assets                         7,378               2.1            2,690            0.7

     Intangible assets, at cost, less
       accumulated amortization                  2,858               0.8            3,101            0.8

     Other assets                                1,841               0.5            4,755            1.3
                                             ----------                         ----------                       ---------
         Total assets                          350,776             100.0          366,374          100.0           15,598
                                             ----------                         ----------                       ---------

=================================================================================================================================

                                                                                                   Advantest Corporation (FY2006)


=================================================================================================================================
                                                                                                                   as compared to
                                                              FY2005                          FY2006                the previous
                                                      (As of March 31, 2006)          (As of March 31, 2007)         fiscal year
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Increase
                                                          Amount      percentage       Amount         percentage     (decrease)
                                                     (in million yen)     (%)      (in million yen)       (%)      (in million yen)
=================================================================================================================================
(Liabilities)

     Current portion of long-term debt                       30                            10

     Trade accounts payable                              32,584                        29,095

     Income taxes payable                                19,970                         9,370

     Accrued expenses                                    12,781                        13,637

     Accrued warranty expenses                            4,776                         4,135

     Other current liabilities                            6,604                         4,405
                                                      ----------                     ----------                      ---------
         Total current liabilities                       76,745        21.9            60,652            16.6         (16,093)

     Long-term debt, excluding current portion               10         0.0                 -               -

     Accrued pension and severance cost                  12,292         3.5             8,267             2.2

     Other liabilities                                    3,802         1.1             2,658             0.7
                                                      ----------                    ----------                       ---------
      Total liabilities                                  92,849        26.5            71,577            19.5         (21,272)
                                                      ----------                    ----------                       ---------

(Stockholders' equity)

     Common stock                                        32,363         9.2            32,363             8.8               -

     Capital surplus                                     37,147        10.6            39,256            10.7           2,109

     Retained earnings                                  245,090        69.9           273,082            74.6          27,992

     Accumulated other comprehensive income (loss)        1,344         0.3             3,652             1.0           2,308

     Treasury stock                                     (58,017)      (16.5)          (53,556)          (14.6)          4,461
                                                      ----------                     ----------                      ---------
         Total stockholders' equity                     257,927        73.5           294,797            80.5          36,870
                                                      ----------                     ----------                      ---------
         Total liabilities and stockholders' equity     350,776       100.0           366,374           100.0          15,598
                                                      ----------                     ----------                      ---------

=================================================================================================================================


                                                                                                    Advantest Corporation (FY2006)


  (2) Consolidated Statements of Income
=================================================================================================================================
                                                         FY2005                           FY2006                as compared to
                                                 (April 1, 2005 through           (April 1, 2006 through         the previous
                                                      March 31, 2006)                  March 31, 2007)            fiscal year
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Increase
                                                Amount            percentage       Amount         percentage       (decrease)
                                           (in million yen)          (%)      (in million yen)       (%)        (in million yen)
=================================================================================================================================
     Net sales                                            253,922   100.0              235,012       100.0          (18,910)

     Cost of sales                                        121,429    47.8              108,718        46.3          (12,711)
                                                          --------                    ---------                    ---------
         Gross profit                                     132,493    52.2              126,294        53.7           (6,199)

     Research and development expenses                     26,927    10.6               29,509        12.6            2,582

     Selling, general and administrative
       expenses                                            41,108    16.2               39,993        16.9           (1,115)
                                                          --------                    ---------                    ---------
         Operating income (loss)                           64,458    25.4               56,792        24.2           (7,666)

     Other income (expense):

         Interest and dividend income            1,760                          3,026

         Interest expense                         (290)                           (16)

         Other                                   1,526      2,996     1.2       1,288    4,298         1.8            1,302
                                              ---------   --------            ------- ---------                    ---------
         Income (loss) before income taxes                 67,454    26.6               61,090        26.0           (6,364)

      Income taxes                                         26,080    10.3               25,520        10.9             (560)

     Equity in earnings (loss) of equity
       method affiliates                                        -       -                  (14)       (0.0)             (14)
                                                          --------                    ---------                    ---------

         Net income (loss)                                 41,374    16.3               35,556        15.1           (5,818)
                                                          --------                    ---------                    ---------

=================================================================================================================================

=================================================================================================================================
                                                                FY2005                        FY2006               as compared to
                                                        (April 1, 2005 through        (April 1, 2006 through        the previous
                                                             March 31, 2006)               March 31, 2007)           fiscal year
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Increase
                                                                Amount                          Amount              (decrease)
                                                               (in yen)                        (in yen)              (in yen)
=================================================================================================================================

     Net income per share (Net loss per share)

         Basic                                                 223.17                          190.01                   (33.16)

         Diluted                                               221.98                          188.85                   (33.13)

=================================================================================================================================


                                                                                                   Advantest Corporation (FY2006)

  (3) Consolidated Statements of Stockholders' Equity

       FY2005 (April 1, 2005 through March 31, 2006)
=================================================================================================================================
                                                                                    Accumulated
                                                                                       other                            Total
                                   Common          Capital          Retained        comprehensive     Treasury       stockholders'
                                    stock          surplus          earnings        income (loss)      stock            equity

                               (in million yen) (in million yen) (in million yen) (in million yen) (in million yen) (in million yen)
===================================================================================================================================
Balance of March 31, 2005           32,363            35,263          210,121           (4,878)         (66,120)         206,749
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income

  Net income (loss)                                                    41,374                                             41,374

  Other comprehensive
    income (loss)

    Foreign currency
      translation adjustments                                                            5,074                             5,074

    Net unrealized gains
      and losses on securities                                                           1,148                             1,148
                                                                                                                    ------------
  Total comprehensive
    income (loss)                                                                                                         47,596
                                                                                                                    ------------
Cash dividends                                                         (4,625)                                            (4,625)

Stock option compensation
  expense                                              1,884                                                               1,884

Exercise of stock option                                                                                  8,157            8,157

Treasury stock purchased                                                                                    (55)             (55)

Treasury stock sold                                                    (1,780)                                1           (1,779)
-----------------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2006           32,363            37,147          245,090            1,344          (58,017)         257,927
=================================================================================================================================


       FY2006 (April 1, 2006 through March 31, 2007)
=================================================================================================================================
                                                                                    Accumulated
                                                                                       other                            Total
                                   Common          Capital          Retained        comprehensive     Treasury       stockholders'
                                    stock          surplus          earnings        income (loss)      stock            equity

                               (in million yen) (in million yen) (in million yen) (in million yen) (in million yen) (in million yen)
===================================================================================================================================
Balance of March 31, 2006           32,363            37,147          245,090            1,344          (58,017)         257,927
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income

  Net income (loss)                                                    35,556                                             35,556

  Other comprehensive
    income (loss)

    Foreign currency
      translation adjustments                                                            1,123                             1,123

    Net unrealized gains and
      losses on securities                                                                (362)                             (362)
                                                                                                                    ------------
     Total comprehensive
       income for FY2006                                                                                                  36,317
                                                                                                                    ------------
     Adjustment to initially
       apply SFAS 158                                                                    1,547                             1,547
                                                                                                                    ------------
  Total comprehensive
    income                                                                                                                37,864
                                                                                                                    ------------
Cash dividends                                                         (7,474)                                            (7,474)

Stock option compensation
  expense                                              2,566                                                               2,566

Exercise of stock option                                (457)                                             4,520            4,063

Treasury stock purchased                                                                                    (68)             (68)

Treasury stock sold                                                       (90)                                9              (81)
-----------------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2007           32,363            39,256          273,082            3,652          (53,556)         294,797
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                   Advantest Corporation (FY2006)


  (4) Consolidated Statements of Cash Flows
=================================================================================================================================
                                                               FY2005                      FY2006             as compared to
                                                     (April 1, 2005 through      (April 1, 2006 through        the previous
                                                          March 31, 2006)             March 31, 2007)          fiscal year
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Increase
                                                               Amount                      Amount               (decrease)
                                                          (in million yen)            (in million yen)       (in million yen)
=================================================================================================================================
I Cash flows from operating activities:

   Net income (loss)                                          41,374                      35,556

   Adjustments to reconcile net income (loss) to net cash provided by operating activities:

        Depreciation and amortization                          8,275                       8,214

        Deferred income taxes                                  1,005                       7,381

        Stock option compensation expense                      1,884                       2,566

        Changes in assets and liabilities:

          Trade accounts receivable                          (11,072)                     15,563

          Inventories                                            108                      (2,054)

          Trade accounts payable                               7,627                      (3,318)

          Income taxes payable                                12,506                     (10,586)

          Accrued expenses                                    (1,261)                        815

          Accrued warranty expenses                              610                        (641)

          Accrued pension and severance cost                    (329)                     (1,437)

        Other                                                 (1,247)                     (3,108)
                                                        -------------            ----------------       ----------------
  Net cash provided by operating activities                   59,480                      48,951                (10,529)
                                                        -------------            ----------------       ----------------
II Cash flows from investing activities:

     Proceeds from sale of available-for-sale
       marketable securities                                   2,977                           0

     Proceeds from sale of non-marketable
       securities                                                  -                          20

     Purchases of marketable securities                       (2,256)                          -

     Purchases of non-marketable securities                   (1,900)                          -

     Proceeds from sale of property,
       plant and equipment                                       258                         541

     Purchases of intangible assets                             (523)                       (897)

     Purchases of property, plant and equipment               (7,071)                     (7,511)

     Other                                                       (27)                       (166)
                                                        -------------             ---------------        ---------------
Net cash used in investing activities                         (8,542)                     (8,013)                   529
                                                        -------------             ---------------        ---------------

==============================================================================================================================


                                                                                                   Advantest Corporation (FY2006)

=================================================================================================================================
                                                               FY2005                      FY2006             as compared to
                                                     (April 1, 2005 through      (April 1, 2006 through        the previous
                                                          March 31, 2006)             March 31, 2007)          fiscal year
------------------------------------------------------------------------------------------------------------------------------
                                                               Amount                      Amount                 Increase
                                                               Amount                      Amount  en)           (decrease)
                                                          (in million yen)            (in million yen)        (in million yen)
=================================================================================================================================

III Cash flows from financing activities:

     Principal payments on long-term debt                     (20,043)                        (30)

     Proceeds from sale of treasury stock                       6,378                       3,913

     Payments to acquire treasury stock                           (57)                        (68)

     Dividends paid                                            (4,622)                     (7,468)

     Other                                                          8                          (9)
                                                         -------------              --------------        ---------------
    Net cash used in financing activities                     (18,336)                     (3,662)                14,674
                                                         -------------              --------------        ---------------
IV  Net effect of exchange rate changes on cash
      and cash equivalents                                      4,337                       1,194                 (3,143)
                                                         -------------              --------------        ---------------
V   Net change in cash and cash equivalents                    36,939                      38,470                  1,531

VI  Cash and cash equivalents at beginning
      of period                                               120,986                     157,925                 36,939
                                                         -------------              --------------        ---------------
VII Cash and cash equivalents at end of period                157,925                     196,395                 38,470
                                                         -------------              --------------        ---------------

=================================================================================================================================

                                                  Advantest Corporation (FY2006)

Notes to the Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the
         Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
          Advantest prepares these consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources (collectively "U.S. GAAP"). However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
          Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares its consolidated financial statements in accordance with U.S. GAAP.

(c)  Scope of Consolidation and Application of the Equity Method
          Advantest's consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. Advantest does not have any variable interest entities as provided in the U.S. Financial Accounting Standards Board's Interpretation No. 46 (Revised December 2003) - "Consolidation of Variable Interest Entities". Thus, Advantest does not include any such entity in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

     The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:


--------------------------       ------------------------    ------------------------   -------------------
                                            FY2005                    FY2006               Increase
                                   (As of March 31, 2006)      (As of March 31, 2007)     (decrease)
--------------------------       ------------------------    ------------------------   -------------------
              Domestic                    23                           23                     0
--------------------------       ------------------------    ------------------------   -------------------
              Overseas                    17                           17                     0
              ------------       ------------------------    ------------------------   -------------------
Consolidated subsidiaries                 40                           40                     0
--------------------------       ------------------------    ------------------------   -------------------
Equity method affiliates                   -                            1                     1
--------------------------       ------------------------    ------------------------   -------------------
              Total                       40                           41                     1
--------------------------       ------------------------    ------------------------   -------------------

Organizational Changes to Subsidiaries:
     One new equity method affiliate: e-Shuttle, Inc.*
* e-Shuttle, Inc. was established on November 1, 2006 as a joint venture with Fujitsu Limited to provide leading-edge LSI prototype services.

                                                 Advantest Corporation (FY2006)

(Note 2)  Significant Accounting Policies
    (Changes to Accounting Policies)

     On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires Advantest to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income
(loss). The adjustment to other accumulated comprehensive income (loss) at adoption represents the unrecognized actuarial loss and unrecognized prior service cost, which were previously netted against the plans' funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87.

     There are no changes pertaining to accounting policies other than the one mentioned above. For more information on accounting policies, please see the Notes to the consolidated financial statement, "Descriptions of Business and Summary of Significant Accounting Policies and Practices", in the fiscal year 2005 Annual Report.


                                                                                                     Advantest Corporation (FY2006)

(Note 3)  Segment Information
1. Business Segment Information

====================================================================================================================================
                                                                                  FY2005                             FY2006
                                                                         (April 1, 2005 through             (April 1, 2006 through
                                                                              March 31, 2006)                    March 31, 2007
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Amount   Percentage                Amount    Percentage
                                                                           (million)        (%)               (million)          (%)
====================================================================================================================================
Semi-conductor
 and Component
 Test System
                  Net sales to unaffiliated customers                       187,136         97.8               164,899         98.3

                  Intersegment sales                                          4,279          2.2                 2,916          1.7
                  ------------------------------------------------------------------------------------------------------------------
              Net sales                                                     191,415        100.0               167,815        100.0
              ----------------------------------------------------------------------------------------------------------------------
              Operating expenses                                            133,898         70.0               119,207         71.0
              ----------------------------------------------------------------------------------------------------------------------
              Operating income (loss)                                        57,517         30.0                48,608         29.0
              ----------------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets                 2,649                              3,173
              ----------------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                                   2,993                              2,812
              ----------------------------------------------------------------------------------------------------------------------
              Total assets                                                   94,745                             84,962
====================================================================================================================================

====================================================================================================================================
Mechatronics      Net sales to unaffiliated customers                        47,724         98.9                51,801         99.6
System
                  Intersegment sales                                            536          1.1                   224          0.4
                  ------------------------------------------------------------------------------------------------------------------
              Net sales                                                      48,260        100.0                52,025        100.0
              ----------------------------------------------------------------------------------------------------------------------
              Operating expenses                                             36,294         75.2                38,378         73.8
              ----------------------------------------------------------------------------------------------------------------------
              Operating income (loss)                                        11,966         24.8                13,647         26.2
              ----------------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets                 1,177                              1,145
              ----------------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                                   1,058                              1,241
              ----------------------------------------------------------------------------------------------------------------------
              Total assets                                                   27,444                             24,256
====================================================================================================================================

====================================================================================================================================
Services,         Net sales to unaffiliated customers                        19,062        100.0                18,312        100.0
 Support
 and Others       Intersegment sales                                              -            -                     -            -
                  ------------------------------------------------------------------------------------------------------------------
              Net sales                                                      19,062        100.0                18,312        100.0
              ----------------------------------------------------------------------------------------------------------------------
              Operating expenses                                             15,209         79.8                15,442         84.3
              ----------------------------------------------------------------------------------------------------------------------
              Operating income (loss)                                         3,853         20.2                 2,870         15.7
              ----------------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets                 4,203                              3,533
              ----------------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                                   3,680                              3,710
              ----------------------------------------------------------------------------------------------------------------------
              Total assets                                                   16,722                             15,163
====================================================================================================================================

====================================================================================================================================
Elimination       Net sales to unaffiliated customers                             -            -                     -            -
 and Corporate
                  Intersegment sales                                         (4,815)       100.0                (3,140)       100.0
                  ------------------------------------------------------------------------------------------------------------------
              Net sales                                                      (4,815)       100.0                (3,140)       100.0
              ----------------------------------------------------------------------------------------------------------------------
              Operating expenses                                              2,179            -                 2,627            -
              ----------------------------------------------------------------------------------------------------------------------
              Operating income (loss)                                        (6,994)           -                (5,767)           -
              ----------------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets                   294                                485
              ----------------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                                     544                                451
              ----------------------------------------------------------------------------------------------------------------------
              Total assets                                                  211,865                            241,993
====================================================================================================================================

====================================================================================================================================
  Consolidated    Net sales to unaffiliated customers                       253,922        100.0               235,012        100.0

                  Intersegment sales                                              -            -                     -            -
                  ------------------------------------------------------------------------------------------------------------------
              Net sales                                                     253,922        100.0               235,012        100.0
              ----------------------------------------------------------------------------------------------------------------------
              Operating expenses                                            187,580         73.9               175,654         74.7
              ----------------------------------------------------------------------------------------------------------------------
              Operating income (loss)                                        66,342         26.1                59,358         25.3
              ======================================================================================================================
              Expenditures for additions to long-lived assets                 8,323                              8,336
              ----------------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                                   8,275                              8,214
              ----------------------------------------------------------------------------------------------------------------------
              Total assets                                                  350,776                            366,374
====================================================================================================================================

       (Notes) 1.   Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.
               2.   Stock option compensation expense of (Y)1,884 million, and (Y)2,566 million in FY 2005 and FY 2006, respectively are not included in operating income in the business segment information. Therefore, these operating income do not match with the operating income in the consolidated statements of income. Such exclusion was made since such items are not included in the performance review of each business segment by management.
               3.   Total assets included in Corporate primarily consist of the parent company's cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.


                                                                                                     Advantest Corporation (FY2006)

2. Geographic Segment Information

====================================================================================================================================
                                                                                  FY2005                             FY2006
                                                                         (April 1, 2005 through             (April 1, 2006 through
                                                                              March 31, 2006)                    March 31, 2007)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Amount   Percentage                Amount    Percentage
             Net sales to unaffiliated customers                           (million)        (%)               (million)        (%)
====================================================================================================================================
       Americas                                                              25,516         10.0                10,158          4.3
       -----------------------------------------------------------------------------------------------------------------------------
       Europe                                                                14,558          5.7                11,238          4.8
       -----------------------------------------------------------------------------------------------------------------------------
       Asia                                                                 132,708         52.3               140,782         59.9
       -----------------------------------------------------------------------------------------------------------------------------
              Total Overseas                                                172,782         68.0               162,178         69.0
       -----------------------------------------------------------------------------------------------------------------------------
       Japan                                                                 81,140         32.0                72,834         31.0
       -----------------------------------------------------------------------------------------------------------------------------
              Consolidated                                                  253,922        100.0               235,012        100.0
====================================================================================================================================



                                                                                                     Advantest Corporation (FY2006)

3. Segment information by geographic area                                                      (Rounded to the nearest million yen)
===================================================================================================================================
                                                                       FY2005                            FY2006
                                                             (April 1, 2005 through  Percentage  (April 1, 2006 through   Percentage
                                                                  March 31, 2006)        (%)         March 31, 2007)           (%)
-----------------------------------------------------------------------------------------------------------------------------------
  Japan           Net sales to unaffiliated customers                119,996                 -          132,035                  -

                  Intersegment sales                                 111,958                 -           80,289                  -
            -----------------------------------------------------------------------------------------------------------------------
            Net sales                                                231,954             100.0          212,324              100.0
            -----------------------------------------------------------------------------------------------------------------------
            Operating expenses                                       169,426              73.0          159,782               75.3
            -----------------------------------------------------------------------------------------------------------------------
            Operating income (loss)                                   62,528              27.0           52,542               24.7
            -----------------------------------------------------------------------------------------------------------------------
            Total assets                                             180,431                            160,386
===================================================================================================================================

===================================================================================================================================
  Americas        Net sales to unaffiliated customers                 53,834                 -           16,266                  -

                  Intersegment sales                                   3,605                 -            4,660                  -
            -----------------------------------------------------------------------------------------------------------------------
            Net sales                                                 57,439             100.0           20,926              100.0
            -----------------------------------------------------------------------------------------------------------------------
            Operating expenses                                        54,399              94.7           19,049               91.0
            -----------------------------------------------------------------------------------------------------------------------
            Operating income (loss)                                    3,040               5.3            1,877                9.0
            -----------------------------------------------------------------------------------------------------------------------
            Total assets                                              31,353                             26,313
===================================================================================================================================

===================================================================================================================================
  Europe          Net sales to unaffiliated customers                 18,505                 -           17,841                  -

                  Intersegment sales                                   1,312                 -            1,271                  -
            -----------------------------------------------------------------------------------------------------------------------
            Net sales                                                 19,817             100.0           19,112              100.0
            -----------------------------------------------------------------------------------------------------------------------
            -----------------------------------------------------------------------------------------------------------------------
            Operating expenses                                        17,810              89.9           17,426               91.2
            -----------------------------------------------------------------------------------------------------------------------
            Operating income (loss)                                    2,007              10.1            1,686                8.8
            -----------------------------------------------------------------------------------------------------------------------
            Total assets                                              14,990                             17,670
===================================================================================================================================

===================================================================================================================================
   Asia           Net sales to unaffiliated customers                 61,587                 -           68,870                  -

                  Intersegment sales                                   7,000                 -            6,852                  -
            -----------------------------------------------------------------------------------------------------------------------
            Net sales                                                 68,587             100.0           75,722              100.0
            -----------------------------------------------------------------------------------------------------------------------
            Operating expenses                                        62,691              91.4           67,073               88.6
            -----------------------------------------------------------------------------------------------------------------------
            Operating income (loss)                                    5,896               8.6            8,649               11.4
            -----------------------------------------------------------------------------------------------------------------------
            Total assets                                              65,372                             75,948
===================================================================================================================================

===================================================================================================================================
Elimination       Net sales to unaffiliated customers                      -                 -                -                  -
 and Corporate
                  Intersegment sales                                (123,875)                -          (93,072)                 -
            -----------------------------------------------------------------------------------------------------------------------
            Net sales                                               (123,875)                -          (93,072)                 -
            -----------------------------------------------------------------------------------------------------------------------
            Operating expenses                                      (114,862)                -          (85,110)                 -
            -----------------------------------------------------------------------------------------------------------------------
            Operating income (loss)                                   (9,013)                -           (7,962)                 -
            -----------------------------------------------------------------------------------------------------------------------
            Total assets                                              58,630                             86,057
===================================================================================================================================

===================================================================================================================================
  Consolidated    Net sales to unaffiliated customers                253,922                 -          235,012                  -
                  Intersegment sales                                       -                 -                -                  -
            -----------------------------------------------------------------------------------------------------------------------
            Net sales                                                253,922             100.0          235,012              100.0
            -----------------------------------------------------------------------------------------------------------------------
            Operating expenses                                       189,464              74.6          178,220               75.8
            -----------------------------------------------------------------------------------------------------------------------
            Operating income (loss)                                   64,458              25.4           56,792               24.2
            -----------------------------------------------------------------------------------------------------------------------
            Total assets                                             350,776                            366,374
====================================================================================================================================

        (Notes) 1.  Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expense and segment by geographic area. Stock option expenses of (Y) 1,884 million and (Y) 2,566 million for the fiscal year 2005 and 2006, respectively, are included in Corporate operating expenses.

                2.  Total assets included in Corporate primarily consist of the parent company's cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

                                                Advantest Corporation (FY2006)

(Note 4)  Income Taxes
     The breakdown of "Income before income taxes" and "Income taxes" is as follows:


                                                       (in million yen)
                                                 ----------------------------
                                                  FY2005              FY2006
                                                 ---------        -----------

      Income before income taxes
            Advantest and its domestic
              subsidiaries                        54,877              45,229
            Foreign subsidiaries                  12,577              15,861
                                                  -------             ------
                                                  67,454              61,090
                                                  -------             ------


                                                       (in million yen)
                                                 ----------------------------
                                                  FY2005              FY2006
                                                 ---------        -----------

      Provision (benefit) for
            income taxes
             current
              Advantest and its domestic
                subsidiaries                      19,831              14,227
              Foreign subsidiaries                 5,244               3,911
            Deferred
              Advantest and its domestic
                subsidiaries                         747               8,665
               Foreign subsidiaries                  258              (1,283)
                                                 ---------        -----------

                                                  26,080              25,520
                                                 ---------        -----------

     Advantest and its domestic consolidated subsidiaries are subject to a 30.0% income tax, inhabitant tax ranging from 18.1% to 20.7% and enterprise tax ranging from 7.2% to 10.1%. The applicable statutory tax rate in both FY2005 and FY2006 was approximately 40.3%.

     A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

                                                   FY2005            FY2006
                                                 ---------        -----------

Statutory tax rate                                 40.3%              40.3%
  Increase (reduction) income taxes
      resulting from:
        Earnings of foreign subsidiaries
          taxed at different rate from
          the statutory rate in Japan              (1.8)              (2.8)
        Tax credits earned                         (3.8)              (5.0)
        Expenses not deductable for
          tax purposes                              1.3                0.7
        Tax on undistributed
          earnings                                  2.2               11.0
        Change in valuation
          allowance                                (0.0)              (2.1)
        Other, net                                  0.5               (0.3)
                                                ---------        -----------
                                                   38.7%              41.8%
                                                ---------        -----------

     In this fiscal year, due to the revision of dividend policies of foreign subsidiaries, deferred tax liabilities pertaining to the undistributed earnings of certain foreign subsidiaries are recognized.

                                                 Advantest Corporation (FY2006)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are presented below.

                                                   (in million yen)
                                                   ----------------
                                           March 31, 2006    March 31,2007
                                           --------------    --------------
Deferred tax assets
     Inventories                                   4,379              3,343
     Accrued warranty expenses                     1,696              1,532
     Accrued pension and severance cost            4,970              3,303
     Accrued expenses                              4,891              4,502
     Research and development expenses
      capitalized for tax purposes                 1,361              1,701
     Operating loss carried forward                  330                421
     Property, plant and equipment and
      intangible assets                            1,528              2,506
     Tax credits                                      18                330
     Other                                         5,184              3,690
                                            -------------      ------------
        Total gross deferred tax assets           24,357             21,328
        Less valuation allowance                   1,263                  -
                                            -------------      ------------
        Net deferred tax assets                   23,094             21,328
                                            -------------      ------------
Deferred tax liabilities
     Net unrealized gains on
       marketable securities                       1,807              1,563
     Tax on undistributed
       earnings                                    1,467              8,160
     Other                                            46                 36
                                            -------------      ------------
       Total gross deferred
         tax liabilities                           3,320              9,759
                                            -------------      ------------
        Net deferred tax assets                   19,774             11,569
                                            -------------      ------------
     Included in other current liabilities and other liabilities are deferred tax liabilities of (Y) 1,312 million and (Y) 336 million at March 31, 2006 and 2007, respectively.

     The net changes in the valuation allowance for the years ended March 31, 2006 and 2007 were decreases of (Y) 1,762 million and (Y) 1,263 million, respectively.

     Net operating loss carryforwards utilized during the years ended March 31, 2006 and 2007 were (Y) 777 million and (Y) 486 million, respectively.

     At March 31, 2007, Advantest had net operating loss carried forwards for income tax purposes of approximately (Y) 1,046 million which are available to reduce future income taxes, if any. These operating losses will expire starting from the year ending March 31, 2013 through the year ending March 31, 2014.

     Management of Advantest intends to reinvest certain undistributed earnings of the Company's foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liabilities has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating (Y) 25,639 million at March 31, 2007. The related deferred tax liability would have been (Y) 1,111 million at March 31, 2007.

                                                 Advantest Corporation (FY2006)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2007, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of (Y) 11,569 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management's expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of the existing valuation allowance, at March 31, 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on Advantest's consolidated financial position and results of operations could be significant.

(Note 5) Per Share Information

     On October 1, 2006, a one to two stock split was made to shares of the common stock. Basic and diluted net income per share is calculated based on the number of issued and outstanding shares after such stock split.

     Basic and diluted net income per share were computed as follows:

                                          FY2005              FY2006
                                          ------              ------
     Numerator
        Net income (million yen)              41,374              35,556
                                         -----------         -----------

     Denominator
        Basic weighted average shares    185,389,026         187,128,842
        Dilutive effect of exercise of
          stock option and warrants          994,054           1,141,846
                                         -----------         -----------

        Diluted weighted average shares  186,383,080         188,270,688
                                         -----------         -----------

        Basic net income per share            223.17 yen          190.01 yen
        Diluted net income per share          221.98 yen          188.85 yen
                                         -----------         -----------

     As of March 31, 2006 and March 31, 2007, stock options and warrants representing, upon exercise, 3,980 shares and 11,980 shares respectively, were outstanding but were not included in the computation for net income per share (diluted) because the foregoing did not have any dilutive effect.


                                              (All non-consolidated financial information has
                       been prepared in accordance with accounting principles generally accepted in Japan.)

                                                                                                     Advantest Corporation (FY2006)

5. Non-Consolidated Financial Statements

  (1) Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                           FY2005                          FY2006                as compared to
                                                                                                                 the previous
                                                    (As of March 31, 2006)          (As of March 31, 2007)        fiscal year
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Increase
                                                      Amount       Percentage       Amount         Percentage       (decrease)
                                                 (in million yen)     (%)       (in million yen)      (%)        (in million yen)
---------------------------------------------------------------------------------------------------------------------------------

(Assets)
I    Current Assets

     1.  Cash and deposits                                 86,669                      112,558

     2.  Trade notes receivables                            1,001                        4,505

     3.  Accounts receivable                               71,892                       56,313

     4.  Finished goods                                     3,571                        5,156

     5.  Raw materials                                      4,774                        2,954

     6.  Work in process                                   13,085                       15,997

     7.  Supplies                                             177                          165

     8.  Short-term loans receivable                        5,917                        6,095

     9.  Other receivable                                   1,962                          952

     10. Deferred tax assets                                9,514                        9,017

     11. Other                                              1,307                          449

     12. Allowance for doubtful accounts                        -                         (983)
                                                        ----------                   ----------                    ---------
         Total current assets                             199,872       72.8           213,182          73.6         13,309
                                                        ----------                   ----------                    ---------
II   Noncurrent assets

    (1) Property, plant and equipment

        1. Buildings                            42,922                         42,735

             Accumulated depreciation           28,758     14,163              29,274   13,461
                                              ---------                      ---------
        2. Structures                            3,994                          3,981

             Accumulated depreciation            3,162        831               3,211      770
                                              ---------                      ---------
        3. Machinery and equipment              18,387                         17,566

             Accumulated depreciation           14,746      3,640              14,114    3,452
                                              ---------                      ---------
        4. Vehicles and delivery equipment          40                             40

             Accumulated depreciation               16         24                  24       16
                                              ---------                      ---------
        5. Tools and furniture                  12,861                         13,019

             Accumulated depreciation           10,689      2,171              10,855    2,164
                                              ---------                      ---------
        6. Land                                            17,915                       17,622

        7. Construction in progress                            33                          297
                                                        ----------                   ----------                    ---------
        Total property, plant and equipment                38,781       14.1            37,784          13.0           (996)
                                                        ----------                   ----------                    ---------
    (2) Intangible fixed assets

        1. Patent rights                                      136                          139

        2. Leasehold rights                                   173                          173

        3. Telephone rights                                    39                           39

        4. Utility rights                                      55                           23

        5. Software                                           816                          940

        6. Other                                               12                          149
                                                        ----------                   ----------                    ---------
           Total intangible fixed assets                    1,233        0.5              1,467          0.5            233
                                                        ----------                   ----------                    ---------

---------------------------------------------------------------------------------------------------------------------------------

(Note)   Accumulated depreciation includes the accumulated impairment losses.


                                              (All non-consolidated financial information has
                       been prepared in accordance with accounting principles generally accepted in Japan.)

                                                                                                    Advantest Corporation (FY2006)

---------------------------------------------------------------------------------------------------------------------------------
                                                            FY2005                          FY2006                  as compared to
                                                                                                                     the previous
                                                    (As of March 31, 2006)          (As of March 31, 2007)            fiscal year
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Increase
                                                    Amount           Percentage       Amount         Percentage       (decrease)
                                               (in million yen)         (%)      (in million yen)       (%)        (in million yen)
----------------------------------------------------------------------------------------------------------------------------------
    (3)Investments and other assets

        1. Investment securities                     12,228                            11,336

        2. Investment in affiliated companies        16,470                            16,480

        3. Long-term loans receivable                    28                                34

        4. Long-term loans to affiliated
             companies                                1,050                             1,050

        5. Long-term prepaid expenses                   426                             2,582

        6. Deferred tax assets                        3,482                             4,791

        7. Other                                        965                               988
                                                  ----------                        ----------                        ---------
           Total investment and other assets         34,650            12.6            37,263          12.9               2,612
                                                  ----------                        ----------                        ---------
        Total noncurrent assets                      74,665            27.2            76,515          26.4               1,849
                                                  ----------                        ----------                        ---------
        Total assets                                274,538           100.0           289,697         100.0              15,159
                                                  ----------                        ----------                        ---------

(Liabilities)

I   Current liabilities

    1. Trade accounts payable                        30,476                            26,407

    2. Other accounts payable                         2,419                             2,030

    3. Accrued expenses                               9,054                             9,992

    4. Income tax payable                            16,315                             8,082

    5. Advance received                                 122                               204

    6. Deposits received                              4,677                             5,108

    7. Allowance for product warranty                 4,877                             4,192

    8. Bonus accrual for directors                        -                               203

    9. Other                                            177                               138
                                              -   ----------                        ----------                        ---------
      Total current liabilities                      68,120               24.8         56,358            19.5          (11,762)
                                              -   ----------                        ----------                        ---------
II  Noncurrent liabilities

    1. Long-term borrowings                              10                                 -

    2. Allowance for retirement benefits              6,970                             6,255

    3. Allowance for officers' retirement
         benefits                                     1,681                                 -

    4. Other                                            529                             2,277
                                              -   ----------                        ----------                        ---------
       Total noncurrent liabilities                   9,191                3.4          8,533             2.9             (657)
                                              -   ----------                        ----------                        ---------
       Total liabilities                             77,311               28.2         64,891            22.4          (12,420)
                                              -   ----------                        ----------                        ---------

---------------------------------------------------------------------------------------------------------------------------------



                                              (All non-consolidated financial information has
                       been prepared in accordance with accounting principles generally accepted in Japan.)

                                                                                                   Advantest Corporation (FY2006)

---------------------------------------------------------------------------------------------------------------------------------
                                                            FY2005                          FY2006              as compared to
                                                                                                                 the previous
                                                    (As of March 31, 2006)          (As of March 31, 2007)        fiscal year
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Increase
                                                      Amount            Percentage       Amount         Percentage     (decrease)
                                                 (in million yen)          (%)      (in million yen)       (%)      (in million yen)
---------------------------------------------------------------------------------------------------------------------------------

(Stockholders' equity)
I  Common stock                                            32,362      11.8                  -           -          (32,362)

II  Capital surplus

    1. Additional paid-in capital               32,973     32,973                   -        -
                                              ---------   --------           --------  -------
       Total capital surplus                               32,973      12.0                  -           -          (32,973)

III  Retained earnings

    1. Legal reserve                                        3,083                            -

    2. Voluntary reserve

      (1) Reserve for losses in foreign
          investments                           27,062                              -

      (2) General reserve                      121,880    148,942                   -        -
                                              ---------                      --------
    3. Unappropriated earnings at end of year              35,204                            -
                                                          --------                     --------
        Total retained earnings                           187,229      68.2                  -           -         (187,229)

IV  Net unrealized holding gains on other
      securities                                            2,677       0.9                  -           -           (2,677)

V   Treasury stock                                        (58,017)    (21.1)                 -           -           58,017
                                                         ---------                     --------                    ---------
     Total stockholders' equity                           197,226      71.8                  -           -         (197,226)
                                                         ---------                     --------                    ---------
     Total liabilities and stockholders'
       equity                                             274,538     100.0                  -           -         (274,538)
                                                         ---------                     --------                    ---------
(Net assets)

I. Stockholders' equity

    1. Common stock                                             -       -               32,362        11.2           32,362

    2. Capital surplus

      (1)Additional paid-in capital                  -                         32,973
                                              ---------                       -------
      Total capital surplus                                     -       -               32,973        11.4           32,973

    3. Retained earnings

      (1)Legal reserve                               -                          3,083

      (2)Other retained earnings

          Reserve for losses in foreign
            investments                              -                         27,062

          General reserve                            -                        146,880

          Retained earnings brought forward          -                         31,347
                                              --------                        -------
      Total retained earnings                                   -       -              208,372        71.9          208,372

    4. Treasury stock                                           -       -              (53,555)      (18.5)         (53,555)
                                                         ---------                    ---------                    ---------
       Total stockholders' equity                               -       -              220,152        76.0          220,152

II  Difference of appreciation and conversion

    1. Net unrealized gains on securities            -                          2,315
                                              --------                        -------
       Total difference of appreciation and
         conversion                                             -       -                2,315         0.8            2,315

III  Stock Acquisition Rights                                   -       -                2,337         0.8            2,337
                                                         ---------                    ---------                    ---------
       Total net assets                                         -       -              224,805        77.6          224,805
                                                         ---------                    ---------                    ---------
       Total liabilities and net assets                         -       -              289,697       100.0          289,697
                                                         ---------                    ---------                    ---------

---------------------------------------------------------------------------------------------------------------------------------



                     (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                                                                                   Advantest Corporation (FY2006)

(Statement of Income)
---------------------------------------------------------------------------------------------------------------------------------
                                                         FY2005                           FY2006                as compared to
                                                 (April 1, 2005 through           (April 1, 2006 through         the previous
                                                      March 31, 2006)                  March 31, 2007)            fiscal year
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Increase
                                                      Amount      Percentage       Amount         Percentage       (decrease)
                                                 (in million yen)    (%)      (in million yen)       (%)        (in million yen)
---------------------------------------------------------------------------------------------------------------------------------

I  Net sales

    1. Net product sales                       217,688    217,688   100.0     197,753  197,753       100.0          (19,934)
                                              --------                       --------
II Cost of sales

    1. Inventory of finished goods
         at beginning of year                    4,371                          3,571

    2. Cost of manufactured goods              113,665                        100,563
                                              --------                       --------
        Total                                  118,037                        104,134

    3. Transfers to other accounts                 859                            782

    4. Inventory of finished goods
         at end of year                          3,571                          5,156
                                              --------                       ---------
       Balance of cost of sales                113,606    113,606    52.2      98,195   98,195        49.7          (15,411)
                                              --------    --------           --------- --------                    ---------
       Gross profit                                       104,082    47.8               99,558        50.3           (4,523)

III Selling, general and
      administrative expenses                              54,335    25.0               58,054        29.3            3,719
                                                          --------                     --------                    ---------
      Operating income (loss)                              49,746    22.8               41,503        21.0           (8,242)

IV  Non-operating income

    1. Interest income                             139                            420

    2. Dividends income                          2,465                          2,543

    3. Lease income                              2,085                          2,119

    4. Miscellaneous income                      1,743      6,433     3.0         356    5,440         2.8             (992)
                                              ---------                      ---------                             ---------
V Non-operating expenses

    1. Interest expenses                            23                             22

    2. Bond interests                              265                              -

    3. Transfer of allowance for
        doubtful account                             -                            983

    4. Expenses related to leased equipment      1,598                          1,628

    5. Miscellaneous expenses                      414      2,301     1.0         671    3,306         1.7            1,004
                                              ---------   --------           --------- --------                    ---------
       Ordinary income (loss)                              53,878    24.8               43,638        22.1          (10,240)
                                                          --------                     --------                    ---------
       Income (loss) before income taxes                   53,878    24.8               43,638        22.1          (10,240)

       Income taxes                             18,364                         14,769

       Income taxes - deferred                     239     18,604     8.6        (567)  14,201         7.2           (4,403)
                                              ---------   --------           --------- --------                    ---------
       Net income (loss)                                   35,273    16.2               29,436        14.9           (5,836)

       Retained earnings brought forward                    4,024                            -

       Loss from disposition of
         treasury stock                                     1,780                            -

       Interim dividend                                     2,313                            -
                                                          --------                     --------                    ---------
       Unappropriated earnings at end of year              35,204                            -
                                                          --------                     --------                    ---------

---------------------------------------------------------------------------------------------------------------------------------

  (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                                 Advantest Corporation (FY2006)

(3) Statement of Appropriation of Retained Earnings and Statements of Changes in Stockholders' Equity

    Statement of Appropriation of Retained Earnings

                                        FY2005
                                (April 1, 2005 through
                                     March 31, 2006)
---------------------------------------------------------
                                        Amount
                                   (in million yen)
---------------------------------------------------------

I  Unappropriated earnings
     at end of year                             35,204

II  Appropriation of earnings

  1. Dividends                        4,199

  2. Director's bonus                   180

  3. Corporate auditor's bonus           23

  4. Voluntary reserve

     General reserve                 25,000     29,402
                                   ---------  ---------
III  Unappropriated earnings
       carried forward                           5,801
                                              ---------

---------------------------------------------------------


                             (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                                                                                   Advantest Corporation (FY2006)


(Statement of Changes in Stockholders' Equity)
FY2006 (April 1, 2006 through March 31, 2007)

                                                        Stockholders' Equity
                  ----------------------------------------------------------------------------------------------------------------
                            Capital                                                              Difference of
                            Surplus           Retained earnings                                   appreciation
                          ---------- ------------------------------------                             and
                                                Other retained earnings                            conversion
                                             ----------------------------                         ------------
                                             Reserve for         Retained                             Net
                          Additional          losses in          earnings               Total      unrealized     Stock     Total
                   Common   paid-in   Legal    foreign   General  brought  Treasury  stockholders'  gains on   acquisition   net
                    Stock   capital  reserve investments reserve  forward   stock       equity     securities     rights   assets
-----------------------------------------------------------------------------------------------------------------------------------
Balance of
  March 31, 2006
 (Millions of yen) 32,362     32,973   3,083      27,062 121,880   35,204   (58,017)      194,548       2,677       -      197,226
-----------------------------------------------------------------------------------------------------------------------------------
Changes in
  the term
-----------------------------------------------------------------------------------------------------------------------------------
  Transfer
  to
  voluntary
  reserve
  (Note 1)                                                25,000  (25,000)                      -                                -
------------------------------------------------------------------------------------------------------------------------------------
  Bonus of
    directors
    and
    corporate
    auditors
    (Note 2)                                                         (203)                   (203)                            (203)
-----------------------------------------------------------------------------------------------------------------------------------
  Dividends
    from
    surplus
   (Note 3)                                                        (7,473)                 (7,473)                          (7,473)
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                       29,436                  29,436                           29,436
-----------------------------------------------------------------------------------------------------------------------------------
  Purchase
   of treasury
   stock                                                                        (67)          (67)                             (67)
-----------------------------------------------------------------------------------------------------------------------------------
  Disposal
   of treasury
   stock                                                             (617)    4,529         3,912                            3,912
-----------------------------------------------------------------------------------------------------------------------------------
  Net changes
    of items
    other than
    stockholders'
    equity                                                                                      -        (362)     2,337     1,975
-----------------------------------------------------------------------------------------------------------------------------------
Total changes
  in the term
  (Millions of yen)     -          -       -           -  25,000   (3,857)    4,461        25,604        (362)     2,337    27,579
-----------------------------------------------------------------------------------------------------------------------------------
Balance of
   March 31, 2007  32,362     32,973   3,083      27,062 146,880   31,347   (53,555)      220,152       2,315      2,337   224,805
  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------

Note 1: Transfer to voluntary reserve was an appropriated earnings item for the general shareholders' meeting held in June, 2006.
Note 2: Bonus of directors and corporate auditors was an appropriated earnings item for the general shareholders' meeting held in
        June, 2006.
Note 3: (Y)4,199 million out of Dividends from surplus was an appropriated earnings item for the general shareholders' meeting held in June, 2006.


                                                                                                     Advantest Corporation (FY2006)


Supplemental Information to the FY2006 Earnings Digest

          *All consolidated figures were prepared in accordance with U.S. GAAP.

1. Summary of FY2006 Results (April 1, 2006 through March 31, 2007)


          (Consolidated)                                                                       (Rounded to the nearest million yen)
===================================================================================================================================
                                                                            FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
          Net sales                                                        253,922         235,012         (18,910)           (7.4)
-----------------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                                           64,458          56,792          (7,666)          (11.9)
-----------------------------------------------------------------------------------------------------------------------------------
          Income (loss) before income taxes                                 67,454          61,090          (6,364)           (9.4)
-----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                                                 41,374          35,556          (5,818)          (14.1)
-----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                     350,776         366,374          15,598             4.4
-----------------------------------------------------------------------------------------------------------------------------------
          Net assets                                                       257,927         294,797          36,870            14.3
-----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss) per share (basic) (in yen) (note)               223.17          190.01          (33.16)          (14.9)
-----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss) per share (diluted) (in yen) (note)             221.98          188.85          (33.13)          (14.9)
-----------------------------------------------------------------------------------------------------------------------------------
          Net assets per share (in yen) (note)                            1,381.85        1,570.99          189.14            13.7
-----------------------------------------------------------------------------------------------------------------------------------
          Dividends per share (in yen)                                       70.00            67.5            (2.5)           (3.6)
-----------------------------------------------------------------------------------------------------------------------------------
          Net interest expense                                               1,470           3,010           1,540           104.9
-----------------------------------------------------------------------------------------------------------------------------------
          ROE(%)                                                              17.8            12.9            (4.9)          (27.5)
===================================================================================================================================

          (Note)    On October 1, 2006, a one to two stock split was made to shares of the common stock. Per share information for each period is calculated based on the assumption that the stock split was made at the beginning of the previous fiscal year.



          (Non-Consolidated) (Parent Company only, Japanese GAAP)                                 (Truncated after the million yen)
===================================================================================================================================
                                                                            FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
          Net sales                                                        217,688         197,753         (19,934)          (9.2)
----------------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                                           49,746          41,503          (8,242)         (16.6)
----------------------------------------------------------------------------------------------------------------------------------
          Ordinary income (loss)                                            53,878          43,638         (10,240)         (19.0)
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                                                 35,273          29,436          (5,836)         (16.5)
----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                     274,538         289,697          15,159            5.5
----------------------------------------------------------------------------------------------------------------------------------
          Net assets                                                       197,226         224,805          27,579           14.0
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss) per share (in yen) (note)                       378.34          157.31         (221.03)         (58.4)
----------------------------------------------------------------------------------------------------------------------------------
          Fully diluted net income per share (in yen) (note)                376.33          156.34         (219.99)         (58.5)
----------------------------------------------------------------------------------------------------------------------------------
          Net assets per share (in yen) (note)                            2,111.11        1,185.55         (925.56)         (43.8)
===================================================================================================================================

          (Note)    On October 1, 2006, a one to two stock split was made to shares of the common stock. Per share information for the fiscal year ended March 31, 2007 is calculated based on the number of issued and outstanding shares after such stock split. Per share information for the fiscal year ended March 31, 2006 is calculated based on the number of issued and outstanding shares before the stock split.


2. Consolidated Net Sales by Business and Geographic Segment                                   (Rounded to the nearest million yen)
===================================================================================================================================
By Business Segment                                                         FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
                    Semiconductor and Component                            191,415         167,815         (23,600)         (12.3)
                    Test System
                    --------------------------------------------------------------------------------------------------------------
                    Mechatronics System                                     48,260          52,025           3,765            7.8
                    --------------------------------------------------------------------------------------------------------------
                    Services, Support and Others                            19,062          18,312            (750)          (3.9)
                    --------------------------------------------------------------------------------------------------------------
                    Intercompany transactions elimination                   (4,815)         (3,140)          1,675              -
----------------------------------------------------------------------------------------------------------------------------------
Total net sales                                                            253,922         235,012         (18,910)          (7.4)
===================================================================================================================================

===================================================================================================================================
By Geographic Segment                                                       FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
                    --------------------------------------------------------------------------------------------------------------
                    Japan                                                   81,140          72,834          (8,306)         (10.2)
                    --------------------------------------------------------------------------------------------------------------
                    Americas                                                25,516          10,158         (15,358)         (60.2)
                    --------------------------------------------------------------------------------------------------------------
                    Europe                                                  14,558          11,238          (3,320)         (22.8)
                    --------------------------------------------------------------------------------------------------------------
                    Asia                                                   132,708         140,782           8,074            6.1
----------------------------------------------------------------------------------------------------------------------------------
Total overseas                                                             172,782         162,178         (10,604)          (6.1)
===================================================================================================================================



                                                                                                   Advantest Corporation (FY2006)


3. Consolidated Orders input received and Orders backlog by Business Segment                   (Rounded to the nearest million yen)
===================================================================================================================================
Orders input received                                                       FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
                    Semiconductor and Component                            195,585         175,126         (20,459)         (10.5)
                    Test System
                    --------------------------------------------------------------------------------------------------------------
                    Mechatronics System                                     49,491          54,861           5,370           10.8
                    --------------------------------------------------------------------------------------------------------------
                    Services, Support and Others                            19,251          18,013          (1,238)          (6.4)
                    --------------------------------------------------------------------------------------------------------------
                    Intercompany transactions elimination                   (4,892)         (5,131)           (239)             -
----------------------------------------------------------------------------------------------------------------------------------
Total orders input received                                                259,435         242,869         (16,566)          (6.4)
===================================================================================================================================

===================================================================================================================================
Orders backlog                                                              FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
                    Semiconductor and Component                             36,215          43,526           7,311           20.2
                    Test System
                    --------------------------------------------------------------------------------------------------------------
                    Mechatronics System                                      7,891          10,727           2,836           35.9
                    --------------------------------------------------------------------------------------------------------------
                    Services, Support and Others                             1,038             739            (299)         (28.8)
                    --------------------------------------------------------------------------------------------------------------
                    Intercompany transactions elimination                      (93)         (2,084)         (1,991)             -
----------------------------------------------------------------------------------------------------------------------------------
Total orders backlog                                                        45,051          52,908           7,857           17.4
===================================================================================================================================

          (Note)    The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the beginning of such period. Orders input received are recorded upon receipt of a written customer order.


4. Consolidated Cash Flows                                                                     (Rounded to the nearest million yen)
===================================================================================================================================
                                                                            FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
                    Operating activities                                    59,480          48,951         (10,529)         (17.7)
                    --------------------------------------------------------------------------------------------------------------
                    Investing activities                                    (8,542)         (8,013)            529              -
                    --------------------------------------------------------------------------------------------------------------
                    (Free cash flows)                                       50,938          40,938         (10,000)         (19.6)
                    --------------------------------------------------------------------------------------------------------------
                    Financing activities                                   (18,336)         (3,662)         14,674              -
----------------------------------------------------------------------------------------------------------------------------------
Total cash flows                                                            32,602          37,276           4,674           14.3
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                 157,925         196,395          38,470           24.4
===================================================================================================================================


5. Consolidated Outstanding Interest-bearing liabilities                                       (Rounded to the nearest million yen)
===================================================================================================================================
                                                                            FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
                    Loans and lease obligations                                 64              25             (39)         (60.2)
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                                              64              25             (39)         (60.2)
===================================================================================================================================


6. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses

                                                                                               (Rounded to the nearest million yen)
===================================================================================================================================
                                                                            FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
Capital expenditures                                                         8,323           8,336              13            0.1
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                8,275           8,214             (61)          (0.7)
----------------------------------------------------------------------------------------------------------------------------------
Research and development expenses                                           26,927          29,509           2,582            9.6
===================================================================================================================================


7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)                                             (Persons)
===================================================================================================================================
                                                                            FY2005         FY2006         Increase/     Percentage
                                                                                                          Decrease       change (%)
===================================================================================================================================
Non-Consolidated (Parent Company only)                                       1,445           1,454               9            0.6
----------------------------------------------------------------------------------------------------------------------------------
                    Domestic                                                 1,355           1,378              23            1.7
----------------------------------------------------------------------------------------------------------------------------------
                    Overseas                                                   795             805              10            1.3
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Subsidiaries total                                              2,150           2,183              33            1.5
----------------------------------------------------------------------------------------------------------------------------------
Consolidated full-time employee total                                        3,595           3,637              42            1.2
===================================================================================================================================


      Changes in Board Directors, Corporate Auditors and Executive Officers
                       (To be effective on June 27, 2007)

1. Nominees for Board Directors
     Chairman of the Board               Shimpei Takeshita
     Representative Board Director       Toshio Maruyama
     Board Director                      Naoyuki Akikusa
     Board Director                      Yasushige Hagio
     Board Director                      Junji Nishiura
     Board Director                      Hiroji Agata
     Board Director                      Takashi Tokuno
     Board Director                      Hiroshi Tsukahara (to be newly elected)
                                           Managing Executive Officer
     Board Director                      Yuichi Kurita (to be newly elected)
                                           Executive Officer

2. Nominees for Corporate Auditors
     Corporate Standing Auditor          Takashi Takaya
                                           Corporate Auditor
     Corporate Standing Auditor          Hitoshi Owada (to be newly elected)
                                           Board Director and Managing Executive
                                             Officer
     Corporate Auditor                   Jiro Haneda (to be newly elected)
                                           Former Corporate Standing Auditor,
                                             Nippon Office Systems Ltd.

3. Nominees for Executive Officers
     President and CEO                   Toshio Maruyama
     Senior Executive Officer            Junji Nishiura
     Senior Executive Officer            Hiroji Agata
     Senior Executive Officer            Takashi Tokuno
     Managing Executive Officer          Hiroshi Tsukahara
     Managing Executive Officer          Yuichi Kurita (to be promoted)
     Managing Executive Officer          Yuri Morita
     Managing Executive Officer          Jiro Katoh
     Managing Executive Officer          Takao Tadokoro
     Managing Executive Officer          Hiroyasu Sawai
     Managing Executive Officer          Yoshiro Yagi (to be promoted)
     Executive Officer                   Masao Shimizu
     Executive Officer                   Masao Araki
     Executive Officer                   Hideaki Imada
     Executive Officer                   Akira Hatakeyama
     Executive Officer                   Yasuhiro Kawata
     Executive Officer                   Takashi Sugiura
     Executive Officer                   Shinichiro Kuroe
     Executive Officer                   Takashi Sekino
     Executive Officer                   Hiroshi Nakamura
     Executive Officer                   Yoshiaki Yoshida
     Executive Officer                   Minoru Morishita (to be newly elected)

4. Resignation from Board Directors, Corporate Auditors and Executive Officers Hiroshi Oura, Board Director and Senior Executive Adviser
       --- to be elected as Senior Executive Adviser
     Hitoshi Owada, Board Director and Managing Executive Officer
       --- to be elected as Corporate Standing Auditor
     Noboru Yamaguchi, Corporate Standing Auditor --- to be elected as Adviser Tadahiko Hirano, Corporate Standing Auditor --- to be elected as Adviser Shinichiro Umeda, Executive Officer --- to be elected as Adviser

Nominees for New Board Directors (Biography)

     Hiroshi Tsukahara (Date of Birth: August 26, 1950)
       Mar. 1974 Graduated from Faculty of Technology, Seikei University Apr. 1974 Joined Advantest Corporation
     Jun. 2001 Board Director, Advantest Corporation
     Jun. 2003 Executive Officer, Advantest Corporation
       Jun. 2005 Managing Executive Officer (Current Position)
       Jun. 2006 Senior Vice President, 1st Test System Business Group
         (Current Position)

     Yuichi Kurita (Date of Birth: July 28, 1949)
       Mar. 1973 Graduated from Faculty of Foreign Studies, Tokyo University of Foreign Studies
     Apr. 1973 Joined Fujitsu Limited
       Mar. 2001 Joined Advantest Corporation
     Jun. 2003 Executive Officer, Advantest Corporation (Current Position)
       Jun. 2005 Senior Vice President, Corporate Planning Group
         (Current Position)


Nominees for New Corporate Auditors (Biography)

     Hitoshi Owada (Date of Birth: March 26, 1946)
       Mar. 1964 Graduated from Fukaya Commercial High School
     Feb. 1970 Joined Advantest Corporation
       Jun. 1997 Board Director, Advantest Corporation
       Jun. 2000 Managing Director, Advantest Corporation
     Jun. 2003 Board Director and Managing Executive Officer, Advantest
       Corporation (Current Position)

     Jiro Haneda (Date of Birth: October 3, 1943)
     Mar. 1966 Graduated from Faculty of Economics, University of Tokyo Apr. 1966 Joined Nippon Kangyo Bank, Ltd.
       Oct. 1998 Executive Director, Kanematsu Corporation
       Mar. 2004 Corporate Standing Auditor, Nippon Office Systems Ltd.


Nominee for New Executive Officer (Biography)

     Minoru Morishita (Date of Birth: January 12, 1949)
     Mar. 1972 Graduated from School of Social Sciences, Waseda University
       Jun. 1973 Joined Advantest Corporation
       Jun. 2002 General Manager, Nanotechnology 2nd Business Division
         (Current Position)